SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1130 Sherbrooke Street West
7th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F  ✓

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure:  Press Release dated May 3, 2007.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 and 333-112021.

PRESS RELEASE
Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)

CGI to Expand Presence in the Seattle Metro Market

Fairfax, Virginia, May 3, 2007 - CGI Group Inc. (TSX: GIB.A; NYSE: GIB), announced today that it has acquired privately-owned information technology (IT) services firm Codesic Consulting. Founded in 1994, the Seattle based company has annual revenues of approximately US$20 million. This acquisition is well aligned with the company’s build and buy growth strategy and allows CGI to continue building its footprint in the State of Washington.

Recognized for its depth of business and IT knowledge, Codesic assists its clients by managing strategic initiatives, integrating technology with business, and supporting critical computing environments. Employing over 100 professionals with deep experience focused on the needs of leading Seattle-area organizations, Codesic counts Cingular, the City of Seattle, Frontier Bank, Russell Investment Group, and Alaska Airlines among its marquee clients.

“We are committed to growing our US presence and we continue to position ourselves for new opportunities coast to coast,” said Donna Morea, President US Operations, CGI. “Codesic has built up long standing relationships with some of the most respected companies in the US. Their commitment to quality and reliability truly makes them a great asset to CGI, and allows us to continue our strong growth on the US west coast.”

“CGI and Codesic have the common goal of providing clients with advanced technology and services to meet their business transformation needs,” said Brian Corrington, CEO of Codesic. “We’re excited to become part of an organization that shares our values and commitment to customer success. Codesic professionals will also enjoy having access to a broad array of career opportunities within CGI’s global network.”

“I am pleased to welcome Codesic and its employees to CGI,” said Michael Keating, Senior Vice-President, US West, CGI. “Codesic’s locally-focused growth strategy and talent mirrors CGI’s commitment to key Western US metro markets and reinforces our dedication to our customers in the Pacific Northwest. We look forward to continuing to provide them with rewarding challenges and further build on their success.”

About CGI
Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 25,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in Canada, the United States, Europe, Asia Pacific as well as from centers of excellence in North America, Europe and India. CGI's annual revenue run rate stands at $3.8 billion (US$3.3 billion) and at March 31st, 2007, CGI's order backlog was $12.3 billion (US$10.8 billion). CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the S&P/TSX Composite Index as well as the S&P/TSX Capped Information Technology and MidCap Indices. Website: www.cgi.com.

For more information:

Investors
Lorne Gorber
Vice-President, Global Communications and
Investor Relations
514 841-3355

Media Relations
Philippe Beauregard
Director, Corporate Communications and
Public Affairs
514 841-3218

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc. (Registrant)

Date: May 3, 2007	By /s/ David G. Masse
Name: David G. Masse
Title: Assistant Corporate Secretary